CONSENT OF THOMAS DYER

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Americas Silver Corporation (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with, (1) The “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” dated April 29, 2016 (the “Technical Report”), (2) The disclosure related to the San Rafael Property in the News Release of the Company dated March 30, 2016 (the “News Release”), and (3) The Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”).

The undersigned further consents to the filing of the Technical Report, the News Release and the AIF into the Form 40-F.

/s/ Thomas Dyer
Thomas Dyer
Date: January 11, 2017